Skadden, Arps, Slate, Meagher & Flom llp ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com
FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

April 7, 2022

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Sharon Blume
Jacob Luxenburg
Sandra Hunter Berkheimer
David Lin

Re:	Pagaya Technologies Ltd.
Amended Draft Registration Statement on Form F-4
Submitted March 1, 2022
CIK No. 0001883085

Ladies and Gentlemen:

On behalf of our client, Pagaya Technologies Ltd. (the “Company”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated March 16, 2022 (the “Comment Letter”) with respect to the above-referenced amended Draft Registration Statement on Form F-4 filed confidentially with the Commission by the Company on March 1, 2022.

Concurrently with the filing of this letter, the Company is filing the Registration Statement on Form F-4 (the “Registration Statement”) with the Commission through its EDGAR system, reflecting the revisions described in this letter as well as certain other updated information.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2022

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

General

1.	We note your response to comment 2 regarding your analysis under the Investment Company Act of 1940 (the “1940 Act”) and we have the following comments:

•
Please provide calculations for purposes of your analysis under sections 3(a)(1)(C) and 3(b)(1) of the 1940 Act based on the value of assets as of the end of the Company’s last preceding fiscal quarter, or to the extent such information is not available, provide calculations based on financial information as of the most recent date available to you. In this regard, we note that you appear to believe that your analysis may significantly change as of December 31, 2021 because of the Company’s sale of its interests in the Smartresi Fund.

Response: The Company respectfully acknowledges the Staff’s comment and has set forth below updated calculations as of December 31, 2021, the end of the Company’s last preceding fiscal quarter.

	June 30, 2021 (In Thousands)	December 31, 2021 (In Thousands)
Cash and Cash Equivalents	$42,504	$190,778
Restricted Cash	$25,840	$13,797
Short-Term Deposits	$149,514	$5,020
Total Cash	$217,858	$209,595

Fees Receivable	$34,661	$51,540
Property and Equipment	$2,137	$7,648
Deferred Tax Asset	$4,224	$5,681

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2022

Prepaid Expenses and Other Assets	$27,288	$18,229
Fund Seeding Holdings	$23,409	$14,841
Investment in Loans and Securities (excluding Loans held by Company)	$185,981	$270,067
(less) Non-Controlling Interests	$(142,911)	$(176,060)
Net Risk Retention Holdings	$42,697	$94,007
Loans Held by Company Directly	$373	$12,657
Assets[1]	$134,789	$204,603

Net Risk Retention SPVs/Risk Retention Holdings as a Percentage of Assets (excluding cash and government securities)[1]	31.95%	45.94%

Fund Seeding Holdings as a Percentage of Assets (excluding cash and government securities)[1]	17.37%	7.25%

Loans Held by Company Directly as a Percentage of Assets (excluding cash and government securities)[1]	N/A	6.19%

Investment Securities as a Percentage of Assets (excluding cash and government securities)1 2	49.32%	59.38%

1
As discussed in its initial response, the Company’s balance sheet does not reflect the significant value of its intangible assets, including its intellectual property and its management and administration contracts. For the avoidance of doubt, please note that this line item does not include Total Cash.

2	For purposes of these calculations, assumes that Net Risk Retention SPVs/Risk Retention Holdings and Fund Seeding Holdings are “investment securities.”

As indicated in the above chart, the December 31, 2021 calculations reflect the continued growth of the Company’s platform and corresponding growth in the Company’s securitization business. The December 31, 2021 calculations show the partial disposition of the Company’s seed investment in the Smartresi Fund, as previously discussed, and the resulting decrease in fund seeding investments on a dollar amount and percentage of total assets basis.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2022

In addition, the December 31, 2021 calculations reflect a line item for Loans Held by Company Directly, in an amount of approximately $12 million. As described in its previous responses, the Company is not a lender and does not make loans. The Company does not purchase loans or other assets from Partners for its own account for speculative investment purposes or using its own balance sheet. In 2021, a Pagaya subsidiary purchased certain loans from a private fund advised by the Company's registered investment adviser subsidiary. This purchase was made not for investment purposes but in order to correct a processing error and make the private fund investors whole. The Company intends to hold these loans to maturity.

The Company continues to believe that, notwithstanding its holding of investment securities in excess of 40% of its tangible assets, the Tonopah Mining Co. factors, considered in their totality, clearly demonstrate that the Company is engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities and that investors will treat the Company as an operating enterprise and not as an investment vehicle.

•
Please supplementally provide your detailed legal analysis regarding your proposed treatment of the Company’s “short-term deposits” as “cash” for purposes of your section 3(a)(1)(C) and 3(b)(1) analyses. In addition, please also describe and discuss (i) your proposed treatment of “cash equivalents” and “fees receivable” and (ii) any other substantive determinations and/or characterizations of individual assets that are material to your calculations.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following analysis regarding its proposed treatment of the Company’s “short-term deposits” as “cash” for purposes of its section 3(a)(1)(C) and 3(b)(1) analyses:

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2022

As of December 31, 2021, the Company held approximately $210 million of cash items, which included cash and cash equivalents of approximately $191 million and restricted cash of approximately $14 million. As of December 31, 2021, 100% of the Company’s cash (including restricted cash) and cash equivalents consisted of cash. The Company did not hold commercial paper or other short-term instruments that would be treated as cash equivalents under U.S. GAAP. Accordingly, approximately 98% of the Company’s cash items consisted of actual cash. The remainder, reflected in the line item Short-Term Deposits, consist of time deposits held with banks, all with a duration of less than one year. With respect to certificates of deposit, which are similar to time deposits, the SEC has indicated that “certificates of deposit purchased as an integral part of an operating business – such as during a transition between lines of business or as a result of seasonal liquidity requirements – may be treated as cash items. When it cannot be shown conclusively that the operating business requires substantial liquid assets, however, such deposits may be considered investment securities.” (Rule 3a-1 Proposing Release, SEC Release No. 40-10937, November 13, 1979). The Company holds time deposits not for investment but as part of its overall cash management strategy, to meet the significant cash needs of the Company, including with respect to the rapid growth of its business and its entry into new business lines and markets. Accordingly, the Company believes it is consistent with Commission guidance to treat them as a cash item.

“Fees Receivable” consist of fees earned and not yet paid pursuant to the Company's management and service contracts with Financing Vehicles and are earned in the course of providing services to such Financial Vehicles as part of the Company's primary business. Fees receivable does not include amounts receivable pursuant to investment securities held by the Company.

•
Please confirm that the “value,” as that term is defined in section 2(a)(41) of the 1940 Act, of the interests held by the Company in investments in loans and securities, on an unconsolidated basis, is equivalent to the value of the Company’s investment in loans and securities represented on the Company’s balance sheet less the noncontrolling interests.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that “value,” as that term is defined in section 2(a)(41) of the 1940 Act, of the interests held by the Company in investments in loans and securities, on an unconsolidated basis, including the Company’s interest in the Risk Retention SPVs, is equivalent to the value of the Company’s investment in loans and securities represented on the Company’s balance sheet less the noncontrolling interests.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2022

•
In the Company’s disclosure addressing the risks that the company could be deemed to be an investment company, please add disclosure concerning the Company’s potential investment company status under section 3(a)(1)(C) and your position that, notwithstanding section 3(a)(1)(C), you are not an investment company pursuant to section 3(b)(1). In the disclosure, please provide an explanation of your position and a discussion of why the Company may, nevertheless, qualify as an investment company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 49 and 50 of the Registration Statement to add the requested disclosure.

U.S. Federal Income Tax Considerations, page 159

2.
We note your response to comment 10 in our letter dated December 22, 2021. Please disclose what should be the material tax consequences to investors and provide a tax opinion about those material tax consequences. If such opinion is subject to legal uncertainty, you may explain such uncertainty in your opinion and the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and appreciates the willingness of the Staff to discuss this comment.

In response to the discussion with the Staff, the Company has revised page 160 of the Registration Statement to add disclosure making clear that it is the intention of the Company and EJF Acquisition Corp., a Cayman Islands exempted company (“EJFA”), to take the position that the Merger qualifies as a reorganization, to the extent permitted by applicable law, but that the facts and circumstances of the proposed transaction render the issue highly uncertain and no assurance can be given that, at the relevant time, the Company and EJFA will continue to take the foregoing position, that the Merger will actually qualify as a reorganization, that the IRS will not challenge the Merger’s qualification as a reorganization, or that a court will not sustain such a challenge by the IRS.

Further to the uncertainty noted above, the Company would like to reiterate the comments made in its letter dated January 12, 2022 in response to Comment 10 of the Staff’s letter dated December 22, 2021. As discussed with the Staff, there exists significant legal uncertainty regarding the application of the “continuity of business enterprise” rules (which is a requirement to have a tax-free reorganization) in the case of an acquisition of a corporation with investment-type assets, such as EJFA. This uncertainty is described on page 161 of the Registration Statement. Thus, the proposed transaction is not susceptible to a tax opinion concluding that it qualifies for tax-free treatment, and no such representation as to tax consequences has been made.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2022

Consistent with the requirements set forth in Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19, the Company respectfully submits that, because the disclosure does not contain a representation that the Merger will be tax-free (and discusses the consequences to holders in the alternative), the requirements with respect to a tax opinion (either in the long-form or the short-form) do not apply to the filing of the Registration Statement.

Pagaya’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, page 203

3.
We acknowledge your response to our prior comment 4. Regarding your right to repurchase collateral of the securitization vehicles that “could expose you to loss”, please tell us where specifically this is discussed in Note 5 of your unaudited interim period financial statements. Further, tell us how the exposure is reflected in the “maximum exposure to loss” column of the referenced footnote.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 187 and 201 of the Registration Statement. The Company’s revised disclosure provides additional qualitative information regarding the optional right to repurchase the collateral of the securitization vehicle which exists, and that such right does not currently expose the Company to any additional loss. The repurchase right does not represent an obligation and, therefore, consistent with ASC 810-10-50-4, the Company has not calculated or included any amounts within the “maximum exposure to loss” column associated with this right.

Exclusive Forum, page 255

4.
We note that your forum selection provision identifies federal courts as the exclusive forum for claims brought pursuant to the Securities Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such a provision.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 59, 252 and 260 of the Registration Statement to clarify that there is uncertainty as to whether a court would enforce the exclusive forum provision in its amended and restated articles of association.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2022

Security Ownership of Certain Beneficial Owners, page 270

5.
Please revise to identify the natural person(s) that hold voting and/or dispositive power over the shares held by each entity listed in your beneficial ownership tables on pages 270 – 275 (e.g., Wilson Boulevard LLC and Aristeia Capital, L.L.C. on page 272).

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 268, 269 and 272 of the Registration Statement to identify the natural person(s) that hold voting and/or dispositive power over the shares held by each entity listed in the beneficial ownership tables, with the exception of Aristeia Capital, L.L.C., for which we have presented the information contained in the latest Form 13G filing made by such entity, which did not identify a natural person.

Exhibits

6.
Please file complete exhibits, where required. We note, for example, that you appear to have omitted the schedules and exhibits from Exhibit 10.15. Please file complete copies of your exhibits or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to include the previously omitted schedules and exhibits. Pursuant to Item 601(b)(10)(iv) of Regulation S-K, please be advised that certain portions of Exhibit 10.15 have been redacted because the information is not material and is the type of information that the Company customarily and actually treats as private and confidential, such as bank account details. Pursuant to such redactions, the Company has included a footnote on page II-4 of the Registration Statement for Exhibit 10.15 to indicate that portions of the exhibit have been omitted. The Company has also included a statement on the first page of Exhibit 10.15 to note the redactions and included asterisks indicating where the information is omitted from the filed version of such exhibit.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2022

***

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2587.

Very truly yours,

/s/ Jeffrey A. Brill
Jeffrey A. Brill Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Maxim O. Mayer-Cesiano Andrea L. Nicolás B. Chase Wink Skadden, Arps, Slate, Meagher & Flom LLP

Gal Krubiner Richmond Glasgow Pagaya Technologies Ltd.